

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

June 19, 2006

via U.S. mail and facsimile

Mr. John Supan
Interim Chief Financial Officer
Peak International Ltd.
38507 Cherry Street, Unit G
Newark, California 94560

> **RE:**   **Form 10-K for the year ended March 31, 2005**
>   **Form 10-Q for the quarters ended June 30, 2005, September 30, 2005**
>   **and December 31, 2005**
>   **File No. 0-29332**

Dear Mr. Supan:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

                             Sincerely,

                             Rufus Decker
                             Accounting Branch Chief